ALLIED GOLD LIMITED

20 November 2006

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

MEMORANDUM OF UNDERSTANDING - ZIJIN MINING GROUP CO. LTD

Allied Gold Limited (Allied) advises that Zijin Mining Group Co. Ltd has completed its due diligence as part of the Memorandum of Understanding with Allied Gold Limited and has advised Allied that it does not wish to proceed with the proposed share placement.

For further information regarding this announcement, please contact Mark Caruso on +618 9353 3638.

Yours faithfully

Mark Caruso
Executive Chairman

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au